# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Restaurant Brands International Inc., CIK 0001618756
CUSIP: 76131D103
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 5707 BLUE LAGOON DRIVE, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0001653986
Persons authorized to receive notices and communications: Jill Granat, c/o Restaurant Brands International Inc., 130 King Street West, Suite 300, Toronto, Ontario Canada (A6), M5X 1E1, (905) 339-6011; Asna Afzal, Esq., 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York (NY), 10016, (212) 893-6727; Brian M. Janson, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019-6064, (212) 373-3000

## Reporting persons
- 3G Restaurant Brands Holdings General Partner Ltd. (CIK 0001653986): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,626,570; shared voting power 99,157,902; sole dispositive power 17,626,570; shared dispositive power 99,157,902; aggregate amount beneficially owned 116,784,472 (26.27% of the class)
  Comment: Row 11: Represents (i) 17,626,570 Common Shares and (ii) 99,157,902 Common Shares acquirable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.
  
  Row 13: Calculated based on (i) 327,812,087 total Common Shares outstanding as of October 24, 2025, as reported on the Issuer's Form 10-Q filed on October 30, 2025 and (ii) 116,784,472 Common Shares issuable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the November 2025 Exchange). See Item 4.
- 3G Restaurant Brands Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,157,902; sole dispositive power 0; shared dispositive power 99,157,902; aggregate amount beneficially owned 99,157,902 (22.3% of the class)
  Comment: Row 11: Represents 99,157,902 Common Shares acquirable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.
  
  Row 13: Calculated based on (i) 327,812,087 total Common Shares outstanding as of October 24, 2025, as reported on the Issuer's Form 10-Q filed on October 30, 2025 and (ii) 116,784,472 Common Shares issuable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the November 2025 Exchange). See Item 4.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Restaurant Brands International Inc.
Address of issuer's principal executive offices: 5707 BLUE LAGOON DRIVE, MIAMI, Florida (FL), 33126
Comment:
Explanatory Note:

This Amendment No. 22 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the "initial Schedule 13D"), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8, filed on November 8, 2018, Amendment No. 9, filed on August 13, 2019, Amendment No. 10, filed on September 3, 2019, Amendment No. 11, filed on September 6, 2019, Amendment No. 12, filed on September 26, 2019, Amendment No. 13, filed on September 14, 2020, Amendment No. 14, filed on August 6, 2021, Amendment No. 15, filed on August 25, 2021, Amendment No. 16, filed on February 28, 2023, Amendment No. 17, filed on March 17, 2023, Amendment No. 18, filed on August 17, 2023, Amendment No. 19, filed on September 6, 2023, Amendment No. 20, filed on August 13, 2024 and Amendment No. 21, filed on August 30, 2024 (as amended, the "Schedule 13D"), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the "Issuer") by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company ("3G RBH GP"); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership ("3G RBH"). Capitalized terms used in this Amendment No. 22 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Pursuant to the terms of the Partnership Agreement, 3G RBH delivered to Restaurant Brands International Limited Partnership ("RBI LP") an exchange notice to exchange in aggregate 17,626,570 Exchangeable Units of RBI LP, referred to herein as the "November 2025 Exchange."

On November 13, 2025, HL1 17 LP, an affiliate of the Reporting Persons ("HL1"), entered into a forward sale contract with BofA Securities, Inc. with respect to 17,626,570 common shares (the "Common Shares") of the Issuer as described in further detail in Item 6 of this Amendment (the "Forward Contract").

This Amendment is being filed primarily to provide additional detail about the November 2025 Exchange and the Forward Contract.

## Item 4. Purpose of Transaction
Purpose of transaction:
As noted above, 3G RBH delivered to RBI LP an exchange notice to exchange 17,626,570 Exchangeable Units held by 3G RBH. The exchange notice became irrevocable on November 13, 2025 with respect to 17,626,570 Exchangeable Units. As announced by the Issuer on November 13, 2025, upon receipt of the exchange notice, the Issuer, in its capacity as general partner of RBI LP, elected to have RBI LP satisfy the Exchange by issuing 17,626,570 Common Shares in exchange for 17,626,570 Exchangeable Units. The November 2025 Exchange will be effected on or before December 3, 2025.

After the November 2025 Exchange, the Reporting Persons will continue to hold 99,157,902 Exchangeable Units, for which they have not submitted any exchange notice.

Except as set forth in this Schedule 13D and in connection with the November 2025 Exchange, the Forward Contract and the other transactions discussed herein, the Reporting Persons have no plan or proposals that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Aggregate number and percentage of securities and Power to vote and dispose.
As a result of the consummation of the Transactions, the Partnership Agreement, the Voting Trust Agreement and the subsequent transactions discussed herein, (i) 3G RBH GP beneficially owns and may be deemed to have voting and dispositive power with respect to 17,626,570 Common Shares and 99,157,902 Exchangeable Units and (ii) 3G RBH beneficially owns and may be deemed to have shared voting and dispositive power with respect to 99,157,902 Exchangeable Units. All Common Shares and Exchangeable Units numbers and percentages are based on (i) 327,812,087 total Common Shares outstanding as of October 24, 2025, as reported on the Issuer's Form 10-Q filed on October 30, 2025 and (ii) 116,784,472 Common Shares issuable in respect of 116,784,472 Exchangeable Units held by the Reporting Persons (inclusive of Common Shares to be issued pursuant to the November 2025 Exchange). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions by 3G RBH that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 13, 2025, HL1 entered into the Forward Contract with an unaffiliated third party buyer, BofA Securities, Inc. The Forward Contract obligates HL1 to deliver to the buyer up to 17,626,570 common shares of the Issuer (the "Forward Shares") on the scheduled settlement date of December 3, 2025 or such earlier date as elected by HL1 in accordance with the terms of the Forward Contract. In exchange, HL1 will receive a cash payment based on a price per Forward Share of $68.72 multiplied by a factor of (1+ (an overnight bank funding rate minus a negotiated spread)) on each day that the Forward Contract is outstanding.

## Signatures
- 3G Restaurant Brands Holdings General Partner Ltd.: /s/ Flavio Montini, Flavio Montini, Authorized Signatory (11/14/2025)
- 3G Restaurant Brands Holdings LP: /s/ Flavio Montini, Flavio Montini, Authorized Signatory (11/14/2025)